Exhibit 99(a)(19)

HSBC Investor Funds

Amendment to Amended and Restated Declaration of Trust

RESOLVED, that pursuant to Section 5.12 of the Declaration of Trust of HSBC Investor Funds, a Massachusetts business trust (the “Trust”), dated April 22, 1987, as amended and restated July 1, 1987 (the “Declaration”); the HSBC Investor Mid-Cap Fund is no longer a series of the Trust.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 13th day of September, 2010. This instrument may be executed by the Trustees on separate counterparts but shall be effective only when signed by a majority of the Trustees.

Signature

/s/ Marcia L. Beck	/s/ Susan S. Huang

Marcia L. Beck	Susan S. Huang

/s/ Alan S. Parsow	/s/ Thomas F. Robards

Alan S. Parsow	Thomas F. Robards

/s/ Larry M. Robbins	/s/ Michael Seely

Larry M. Robbins	Michael Seely